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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                              Genius Products Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.001
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37229R107
                             -----------------------
                                 (CUSIP Number)


                                 August 7, 2001
               ---------------------------------------------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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------------------------                                  ----------------------
  Cusip No. 37229R107               13G                     Page 2 of 6 Pages
------------------------                                  ----------------------


--------------------------------------------------------------------------------
   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Name Gemini Records, Inc.
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)    [X]
                                                               (b)    [_]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY

--------------------------------------------------------------------------------
   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             Illinois
             U.S.A.
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER

        NUMBER OF                         0
         SHARES        ---------------------------------------------------------
      BENEFICIALLY            6.    SHARED VOTING POWER
        OWNED BY                    390,150 Shares of Common Stock
          EACH         ---------------------------------------------------------
        REPORTING             7.    SOLE DISPOSITIVE POWER
         PERSON                           0
          WITH         ---------------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER

                                    See Row 6 above.

--------------------------------------------------------------------------------
   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Row 6 above.
--------------------------------------------------------------------------------
   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                               [_]
--------------------------------------------------------------------------------
   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        Approximately 6.6% as of the date of filing of this statement (based on 5,954,353 shares of Common Stock issued and outstanding as of November 12, 2001).
--------------------------------------------------------------------------------
   12.  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

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------------------------                                    -------------------
 Cusip No. 37229R107                   13G                   Page 3 of 6 Pages
------------------------                                    -------------------

--------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Name Gerald Sommers
--------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [X]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY

--------------------------------------------------------------------------------
  4.  CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
--------------------------------------------------------------------------------
                        5.  SOLE VOTING POWER
         NUMBER OF                   0
          SHARES      ----------------------------------------------------------
       BENEFICIALLY     6.  SHARED VOTING POWER
         OWNED BY           390,150 shares of Common Stock
           EACH       ----------------------------------------------------------
         REPORTING      7.  SOLE DISPOSITIVE POWER
          PERSON                     0
           WITH       ----------------------------------------------------------
                        8.  SHARED DISPOSITIVE POWER
                            See Row 6 above.
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      See Row 6 above.
--------------------------------------------------------------------------------
 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                     [_]
--------------------------------------------------------------------------------
 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 6.6% as of the date of filing of this statement (based on 5,954,353 shares of Common Stock issued and outstanding as of
      November 12, 2001).
--------------------------------------------------------------------------------
 12.  TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------

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----------------------------                       ----------------------------
  Cusip No. 37229R107                 13G            Page 4 of 6 Pages
----------------------------                       ----------------------------

Item 1(a)   Name of Issuer: GENIUS PRODUCTS INC.

      1(b)  Address of Issuer's Principal Executive Offices:

            11250 El Camino Real #100
            San Diego, CA 92127

Item 2(a)   Name of Person Filing
Item 2(b)   Address of Principal Business Office
Item 2(c)   Citizenship

            Gerald Sommers
            513 Claire Lane
            Prospect Heights, IL 60070
            U.S. Citizen

            Gemini Records, Inc.
            513 Claire Lane
            Prospect Heights, IL 60070
            Illinois Corporation

      2(d)  Title of Class of Securities:

            Common Stock, Par Value $.001 per share

      2(e)  CUSIP Number: 37229R107

Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

            (a)  [__]   Broker or dealer registered under Section 15 of the
                        Exchange Act;

            (b)  [__]   Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)  [__]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

            (d)  [__]   Investment company registered under Section 8 of the
                        Investment Company Act;

            (e)  [__]   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)  [__]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

            (g)  [__]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(ii)(G);

            (h)  [__]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)  [__]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)  [__]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

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 Cusip No. 37229R107                  13G             Page 5 of 6 Pages
---------------------------                          ---------------------------


Item 4   Ownership:

         (a)      Amount beneficially owned:

                  390,150 shares of common stock(1)

         (b)      Percent of Class:

                  Approximately 6.6% (based on 5,954,353 shares of Common Stock issued and outstanding as of November 12, 2001).

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  0

                  (ii)     shared power to vote or to direct the vote: See item
                           (a) above.

                  (iii)    sole power to dispose or to direct the disposition
                           of:  0

                  (iv) shared power to dispose or to direct the disposition of: See item (a) above.

/1/ Certain of the Shares reported herein are held in the name of Gemini Records, Inc., and the remaining Shares reported herein are held in the name of Gerald Sommers in a self-directed IRA over which Gerald Sommers has sole voting and dispositive authority. Gerald Sommers is the sole shareholder of Gemini Records, Inc. and has sole voting and dispositive authority over the shares held in the name of Gemini Records, Inc.

Item 5   Ownership of Five Percent or Less of a Class:
                                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                    Not Applicable.

Item 8   Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                                    Not Applicable.

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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 Cusip No. 37229R107                  13G             Page 6 of 6 Pages
---------------------------                          ---------------------------



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 15, 2002                                    February 15, 2002
-----------------                                    -----------------

Gerald J. Sommers                                    Gemini Records, Inc.


/s/ Gerald J. Sommers                                /s/ Gerald J. Sommers
---------------------                                ---------------------
By: Gerald J. Sommers                                By: Gerald J. Sommers